Exhibit 99.8

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2,596,587.12
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

WARNING: instructions on the back, choose box 1 or 3, date and sign in 2.

First and last names, address:

1. Proxy Form

I hereby grant proxy to the Chairman and authorize him to vote on my behalf
ò
DATE AND SIGN IN 2, WITHOUT FILLING OUT ANY OTHER BOX.

Or

I hereby grant proxy without power of substitution,

to M(1)______________________

in order to represent me to the Ordinary and Extraordinary shareholders’ meeting called on
June 22nd, 2004

(1) pursuant to Article L. 225-106 of the French Commercial Code, you may only appoint either your spouse or another shareholder of the Company. (See explanations on the back)

2. DATE AND SIGNATURE

Number of Registered Shares with (see explanation* on the back)

ANY FORM, WHICH WOULD NOT HAVE BEEN RECEIVED BY THE COMPANY ON JUNE 17TH, 2004 AT THE LATEST, WILL NOT BE TAKEN INTO ACCOUNT BY THE COMPANY.

This signed document will remain effective for any extraordinary shareholders’ meeting subsequently held on the same agenda.

Done in on	SIGNATURE:
(For legal entities, legal
representatives, or guardians,
see on the back.)

3. Form of Vote by Mail

I vote “YES” to each of the draft resolutions presented to the Extraordinary shareholders’ meeting to be held on June 22nd, 2004 or approved, by the Board of Directors,

With the exception of the following resolutions for which I vote “NO”, or I abstain, which is equivalent to a “NO” (Article L 227-107-I of the French Commercial Code, see explanations on the back):

Ordinary Shareholders’ Meeting: 1  ☐  2  ☐  3  ☐  4  ☐  5  ☐ 6  ☐  7  ☐  8  ☐  9  ☐  10  ☐   11  ☐

Extraordinary Shareholders’ Meeting:  12  ☐  13  ☐  14   ☐

Ordinary &Extraordinary Shareholders’ Meeting:  15   ☐

Amendments or New resolutions:

•	Proxy to the Chairman ☐

•	Proxy to M. ☐

ð	Without indication of the name of the proxy holder, proxy is granted to the Chairman

•	abstention, i.e. NO ☐

PROXY

Important: If the shareholder cannot attend the meeting, he/she may:

1) either be represented by another shareholder or by his/her spouse;

2) either vote by mail;

     (see opposite) ;

3) either return the form without indicating any representative.

French Commercial Code (excerpt):

Art. L. 225-106: “A shareholder may be represented by another shareholder or by his/her spouse. (...)

Any shareholder may receive proxies granted by other shareholders in order to be represented to a shareholders’ meeting, without any limitations other than those resulting from statutory provisions or from the bylaws setting the maximum number of votes, which can held a same person, either in his/her own name or as a representative.

Provisions contrary to those set forth [above] are considered non-written.

For any proxy granted by a shareholder without indication of a representative, the chairman of the meeting vote in favor of the adoption of the draft resolutions presented or approved by the Board of Directors, as the case may be, and vote against the adoption of all of the other draft resolutions. In order to vote in another way, the shareholder must choose a representative who accepts to vote in the way indicated by the grantor of the proxy.”

Note*: mention of accomplishment of the formalities of Article 136 of Decree dated March 23, 1967, proving that you are a shareholder:

•	if your shares are registered in an account directly held by the Company, do not indicate anything in this box;

•	if your shares are registered in an account held by a financial intermediary (bank or stockbroker), ask it to insert its certificate provided at Section 136 of Decree dated March 23, 1967, on the form or as an exhibit to this form, a day before the meeting at the latest.

VOTE BY MAIL

- IN ACCORDANCE WITH APPLICABLE LAWS AND REGULATIONS, TO ABSTAIN IS EQUIVALENT TO VOTE “NO”.
Similarly, in accordance with such laws and regulations, the absence of indication of a way of vote is equivalent to a “NO”.

- IN THE FORM YOU CAN FIND ON THE FRONT PAGE, IT IS THUS PROPOSED TO YOU:

•	either to vote “YES” for all of the resolutions: in this case, DO NO CHECK ANY BOX;

•	either to vote “NO”, or ABSTAIN, which is equivalent to a “NO”, for certain resolutions (or for all of the resolutions) by CHECKING THEM INDIVIDUALLY.

•	The text of the resolutions is attached to this form.

French Commercial Code (excerpt):

Art. L. 225-107 I: “Any shareholder may vote by mail, by way of a form, the mentions of which are determined by a Decree. Contrary provisions set forth in the bylaws are considered non-written.

For purpose of calculating the quorum, only the forms received by the Company before the meeting, under the conditions of time period determined by Decree, will be taken into account. Forms, which would not indicate a way of vote or expressing an abstention are considered to be negative votes.”

Do not use Part 1 and Part 3 at the same time.
In any case, sign in Part 2.

In the event, however, that the three parts are simultaneously used, the Company would consider your response as a proxy, subject to the votes expressed in the form of vote by mail, which allows the Company to possibly record, for each resolution, either a proxy or a vote by mail.

For the amendments or new resolutions possibly presented to the shareholders’ meeting, check the box you have chosen in the space provided to this end.

Signature:

•	For legal entities, first and last names and capacity of the signatory.

•	If the signatory is not a shareholder him/herself (ex: legal representative or guardian, etc.), he/she must indicate his/her first and last names and capacity under which he/she signs the form.